AURIZON MINES LTD.
(the “Issuer”)

Annual General Meeting of Members held on May 14, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

MATTERS VOTED UPON

At the Meeting, Members were asked to consider certain matters, as set out in the Company’s Information Circular dated March 18, 2008.  The following briefly describes in accordance with NI 51-102 the matters voted upon and the outcome of the votes at the Meeting.

Item 1:

Number of Directors

By a vote by way of show of hands, the ordinary resolution to fix the number of directors at eight (8) was passed.

Item 2:

Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect the following nominees as directors for a term expiring at the third next following annual general meeting was passed:

Andre Falzon
Diane Francis
Ian S. Walton

Item 4:

Appointment of Auditors

By a vote by way of show of hands, the ordinary resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year was passed.

Item 5:

Remuneration of the Auditors

By a vote by way of show of hands, the ordinary resolution to authorize the directors to fix the remuneration to be paid to the auditors was passed.

DATED this 15th day of May, 2008.

AURIZON MINES LTD.

By:

/s/____________________________

Julie A. S. Kemp

Corporate Secretary